UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107 CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

Dolby Laboratories, Inc. 100 Potrero Avenue San Francisco, CA 94103-4813 Phone: (415) 558-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 23 Pages)

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 2 of 23 Pages

1.	Names of Reporting Persons Ray Dolby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100 Class A Shares (1)
	8.	Shared Voting Power 43,357,713 Class B shares (2)
	9.	Sole Dispositive Power 100 Class A Shares (1)
	10.	Shared Dispositive Power 56,676,043 Class B shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,676,143 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.6% (5)(6)(7)
14.	Type of Reporting Person (see instructions) IN

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 3 of 23 Pages

(1)	Consists of 100 shares of Class A Common Stock held by Ray Dolby. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Consists of 43,357,713 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust under the Dolby Family Instrument dated May 7, 1999 (the “Ray Dolby Trust”). Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Co-Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust. Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees.
(3)	Consists of (i) 43,357,713 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (ii) 1,510,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (iii) 1,810,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (iv) 4,999,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust A, dated December 14, 2011 (the “Ray Dolby 2011 Trust A”), and (v) 4,999,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust B, dated December 14, 2011 (the “Ray Dolby 2011 Trust B”). Ray Dolby and Dagmar Dolby are Co-Trustees under each of the five trusts, and David E. Dolby is a Special Co-Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B. Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. Thomas E. Dolby, son of Ray and Dagmar Dolby, has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. David E. Dolby has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(4)	Consists of (i) 100 shares of Class A Common Stock held by Ray Dolby, (ii) 43,357,713 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (iii) 1,510,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust A, (iv) 1,810,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust B, (v) 4,999,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust A, and (vi) 4,999,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust B. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(5)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(6)	Represents 92.1% of the total voting power of the outstanding Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(7)	Based on 46,868,517 shares of Class A Common Stock and 56,884,132 shares of Class B Common Stock outstanding on August 24, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 4 of 23 Pages

1.	Names of Reporting Persons Dagmar Dolby
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 43,357,713 Class B shares (8)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 56,676,043 Class B shares (9)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,676,043 Class B shares (9)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.6% (10)(11)(12)
14.	Type of Reporting Person (see instructions) IN

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 5 of 23 Pages

(8)	Consists of 43,357,713 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Co-Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, and Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(9)	Consists of (i) 43,357,713 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (ii) 1,510,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust A, (iii) 1,810,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust B, (iv) 4,999,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust A, and (v) 4,999,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust B. Ray Dolby and Dagmar Dolby are Co-Trustees under each of the five trusts, and their son David E. Dolby is a Special Co-Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B. Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. Thomas E. Dolby, son of Ray and Dagmar Dolby, has sole voting power over the shares under the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. David E. Dolby has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(10)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(11)	Represents 92.0% of the total voting power of the outstanding Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(12)	Based on 46,868,517 shares of Class A Common Stock and 56,884,132 shares of Class B Common Stock outstanding on August 24, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 6 of 23 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 43,357,713 Class B shares (13)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 43,357,713 Class B shares (13)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,357,713 Class B shares (13)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.8% (14)(15)(16)
14.	Type of Reporting Person (see instructions) OO

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 7 of 23 Pages

(13)	Consists of 43,357,713 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Co-Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, and Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees.
(14)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(15)	Represents 70.4% of the total voting power of the outstanding Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(16)	Based on 46,868,517 shares of Class A Common Stock and 56,884,132 shares of Class B Common Stock outstanding on August 24, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 8 of 23 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A dated April 19, 2002
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,510,165 Class B shares (17)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,510,165 Class B shares (17)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5% (18)(19)(20)
14.	Type of Reporting Person (see instructions) OO

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 9 of 23 Pages

(17)	Consists of 1,510,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust A. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2002 Trust A. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2002 Trust A.
(18)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(19)	Represents 2.5% of the total voting power of the outstanding Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(20)	Based on 46,868,517 shares of Class A Common Stock and 56,884,132 shares of Class B Common Stock outstanding on August 24, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 10 of 23 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B dated April 19, 2002
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,810,165 Class B shares (21)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,810,165 Class B shares (21)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7% (22)(23)(24)
14.	Type of Reporting Person (see instructions) OO

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 11 of 23 Pages

(21)	Consists of 1,810,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust B. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2002 Trust B. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2002 Trust B, and David E. Dolby has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2002 Trust B.
(22)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(23)	Represents 2.9% of the total voting power of the outstanding Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(24)	Based on 46,868,517 shares of Class A Common Stock and 56,884,132 shares of Class B Common Stock outstanding on August 24, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 12 of 23 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A dated December 14, 2011
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 4,999,000 Class B shares (25)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,999,000 Class B shares (25)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8% (26)(27)(28)
14.	Type of Reporting Person (see instructions) OO

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 13 of 23 Pages

(25)	Consists of 4,999,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust A. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2011 Trust A. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2011 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2011 Trust A.
(26)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(27)	Represents 8.1% of the total voting power of the outstanding Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(28)	Based on 46,868,517 shares of Class A Common Stock and 56,884,132 shares of Class B Common Stock outstanding on August 24, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 14 of 23 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B dated December 14, 2011
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 4,999,000 Class B shares (29)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,999,000 Class B shares (29)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8% (30)(31)(32)
14.	Type of Reporting Person (see instructions) OO

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 15 of 23 Pages

(29)	Consists of 4,999,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust B. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2011 Trust B. Ray Dagmar and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2011 Trust B, and David E. Dolby has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2011 Trust B.
(30)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(31)	Represents 8.1% of the total voting power of the outstanding Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(32)	Based on 46,868,517 shares of Class A Common Stock and 56,884,132 shares of Class B Common Stock outstanding on August 24, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 16 of 23 Pages

1.	Names of Reporting Persons Thomas E. Dolby, as Special Trustee of the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,509,165 Class B shares (33)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,509,165 Class B shares (33)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3% (34)(35)(36)
14.	Type of Reporting Person (see instructions) IN

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 17 of 23 Pages

(33)	Consists of (i) 1,510,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust A, and (ii) 4,999,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust A. Ray Dolby and Dagmar Dolby are Co-Trustees and have shared dispositive power under the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. Thomas E. Dolby has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(34)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(35)	Represents 10.6% of the total voting power of the outstanding Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(36)	Based on 46,868,517 shares of Class A Common Stock and 56,884,132 shares of Class B Common Stock outstanding on August 24, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 18 of 23 Pages

1.	Names of Reporting Persons David E. Dolby, Individually and as Special Trustee of the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,818,771 Class B shares (37)
	8.	Shared Voting Power 43,357,713 Class B shares (38)
	9.	Sole Dispositive Power 9,606 Class A shares (39)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,818,771 (37)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6% (40)(41)(42)
14.	Type of Reporting Person (see instructions) IN

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 19 of 23 Pages

(37)	Consists of (i) 6,977 shares of Class A Common Stock held by David E. Dolby, (ii) stock options held by David E. Dolby to purchase 2,629 shares of Class A Common Stock that are exercisable within 60 days of September 4, 2012, (iii) 1,810,165 shares of Class B Common Stock held by the Ray Dolby 2002 Trust B, and (iv) 4,999,000 shares of Class B Common Stock held by the Ray Dolby 2011 Trust B. Ray Dolby and Dagmar Dolby are Co-Trustees and have shared dispositive power under the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B. David E. Dolby has sole power to direct the voting of the shares as Special Trustee of the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(38)	Consists of 43,357,713 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Co-Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, and Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees.
(39)	Consists of (i) 6,977 shares of Class A Common Stock held by David E. Dolby, and (ii) stock options held by David E. Dolby to purchase 2,629 shares of Class A Common Stock that are exercisable within 60 days of September 4, 2012.
(40)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(41)	Represents 11.1% of the total voting power of the outstanding Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(42)	Based on 46,868,517 shares of Class A Common Stock and 56,884,132 shares of Class B Common Stock outstanding on August 24, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 20 of 23 Pages

Explanatory Note:

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (the “Statement”) initially filed with the Commission on December 27, 2011. This Amendment is filed on behalf of (i) Ray Dolby, (ii) Dagmar Dolby, (iii) Thomas E. Dolby, (iv) David E. Dolby, (v) Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (vi) Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A, (vii) Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B, (viii) Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, and (ix) Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B (collectively, the “Reporting Persons”), relating to the beneficial ownership of the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), of Dolby Laboratories, Inc., a Delaware corporation (the “Company”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of the Statement. Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement as previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement as previously filed.

Item 4. Purpose of Transaction

Item 4 of the Statement is amended by adding the following paragraphs at the end thereof:

In the third quarter of fiscal 2012, each of the Ray Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A, and the Ray Dolby 2011 Trust B adopted a Rule 10b5-1 trading plan (collectively, the “10b5-1 Trading Plans”). The 10b5-1 Trading Plans were established as part of each such trusts’ investment strategies for asset diversification and liquidity. The10b5-1 Trading Plans were adopted during an “open window” in accordance with guidelines specified by Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended, and as permitted by the Company’s insider trading policy.

A total of up to 5.9 million shares of the Class A Common Stock could collectively be sold under all of the 10b5-1 Trading Plans. Each 10b5-1 Trading Plan establishes predetermined trading parameters that, among other things, do not permit the party or parties that adopted the applicable plan to exercise subsequent influence over how, when or whether to effect trades. Pursuant to the terms of each 10b5-1 Trading Plan, sales thereunder are based upon pre-established stock price thresholds, are subject to daily volume limits, commenced on August 7, 2012, and will continue until the earlier of August 7, 2013 or the sale of the maximum number of shares as set forth in each such plan.

Except as described herein, none of the Reporting Persons have present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Subsection (c) of Item 5 of the Statement is amended and restated in its entirety as follows:

(c) The table set forth on Schedule A reflects all transactions effected by the Reporting Persons in the classes of securities reported on during the 60 day period ending on September 4, 2012. Each transaction set forth on Schedule A represents (i) the conversion of the applicable number of shares of Class B Common Stock into an equal number of shares of Class A Common Stock, and (ii) the sale of such shares of Class A Common Stock in open market trades pursuant to the 10b5-1 Trading Plans.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 21 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 11, 2012.

RAY DOLBY		RAY DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Ray Dolby		Name: Dagmar Dolby Title: Co-Trustee

DAGMAR DOLBY		RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

By:	*	By:	*
	Dagmar Dolby		Name: Dagmar Dolby Title: Co-Trustee

THOMAS E. DOLBY		RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

By:	*	By:	*
	Thomas E. Dolby		Name: Dagmar Dolby Title: Co-Trustee

DAVID E. DOLBY		RAY DOLBY 2011 TRUST A DATED DECEMBER 14, 2011

By:	*	By:	*
	David E. Dolby		Name: Dagmar Dolby Title: Co-Trustee

RAY DOLBY 2011 TRUST B DATED DECEMBER 14, 2011

		By:	*
Name: Dagmar Dolby Title: Co-Trustee

* By:	/s/ Patrick R. McCabe
Patrick R. McCabe, Individually and for Morrison & Foerster LLP,
as Attorney-in-Fact

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 22 of 23 Pages

SCHEDULE A

Name of Reporting Person	Date of Transaction	No. of Shares	Sale Price Per Share (1)
Ray Dolby 2011 Trust A	8/7/2012	1,000	$31.7500
Ray Dolby 2011 Trust B	8/7/2012	1,000	$31.7500
Ray Dolby 2002 Trust A	8/7/2012	5,567	$34.0170	(2)
Ray Dolby 2002 Trust A	8/7/2012	1,322	$33.2050	(3)
Ray Dolby 2002 Trust A	8/7/2012	3,111	$32.3156	(4)
Ray Dolby 2002 Trust A	8/8/2012	10,000	$33.6700	(5)
Ray Dolby 2002 Trust A	8/9/2012	10,000	$34.2372	(6)
Ray Dolby 2002 Trust A	8/10/2012	10,000	$34.4100	(7)
Ray Dolby 2002 Trust A	8/13/2012	9,900	$34.2182	(8)
Ray Dolby 2002 Trust A	8/13/2012	100	$34.8100
Ray Dolby 2002 Trust A	8/14/2012	10,000	$34.4082	(9)
Ray Dolby 2002 Trust A	8/15/2012	10,000	$34.5761	(10)
Ray Dolby Trust	8/16/2012	20,000	$35.1595	(11)
Ray Dolby 2002 Trust A	8/16/2012	400	$35.4300	(12)
Ray Dolby 2002 Trust A	8/16/2012	9,600	$34.9760	(13)
Ray Dolby Trust	8/17/2012	20,000	$35.1217	(14)
Ray Dolby 2002 Trust A	8/17/2012	10,000	$35.1201	(15)
Ray Dolby Trust	8/20/2012	20,000	$35.1980	(16)
Ray Dolby 2002 Trust A	8/20/2012	10,000	$35.1953	(17)
Ray Dolby 2002 Trust A	8/21/2012	10,000	$35.1245	(18)
Ray Dolby Trust	8/21/2012	11,557	$35.2819	(19)
Ray Dolby Trust	8/22/2012	400	$35.0563	(20)
Ray Dolby 2002 Trust A	8/22/2012	10,000	$34.6556	(21)
Ray Dolby 2002 Trust A	8/23/2012	9,700	$33.6356	(22)
Ray Dolby 2002 Trust A	8/23/2012	300	$34.3867	(23)
Ray Dolby 2002 Trust A	8/24/2012	10,000	$33.9506	(24)
Ray Dolby 2002 Trust A	8/27/2012	10,000	$34.0745	(25)
Ray Dolby 2002 Trust A	8/28/2012	10,000	$34.2111	(26)
Ray Dolby 2002 Trust A	8/29/2012	10,000	$33.8126	(27)
Ray Dolby 2002 Trust A	8/30/2012	10,000	$33.0943	(28)
Ray Dolby 2002 Trust A	8/31/2012	10,000	$33.1490	(29)
Ray Dolby 2002 Trust A	9/4/2012	10,000	$33.5142	(30)

(1)	The applicable Reporting Person hereby undertakes to provide upon request to the Commission, the Company or a security holder of the Company full information regarding the number of shares and prices at which the transactions were effected.
(2)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $33.76 to $34.20 per share.
(3)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $32.83 to $33.65 per share.
(4)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $31.75 to $32.71 per share.
(5)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $33.43 to $34.04 per share
(6)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $33.69 to $34.48 per share.
(7)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $33.99 to $34.63 per share.
(8)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $33.78 to $34.76 per share.
(9)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $34.04 to $34.60 per share.
(10)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $34.28 to $34.82 per share.
(11)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.00 to $35.47 per share.
(12)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.42 to $35.44 per share.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 23 of 23 Pages

(13)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $34.42 to $35.41 per share.
(14)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.00 to $35.36 per share.
(15)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $34.9783 to $35.37 per share.
(16)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.00 to $35.53 per share.
(17)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $34.94 to $35.53 per share.
(18)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $34.85 to $35.73 per share.
(19)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.00 to $35.74 per share.
(20)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.045 to $35.06 per share.
(21)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $34.39 to $35.06 per share.
(22)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $33.26 to $34.20 per share.
(23)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $34.30 to $34.56 per share.
(24)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $33.575 to $34.27 per share.
(25)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $33.91 to $34.37 per share.
(26)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $33.75 to $34.41 per share.
(27)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $33.54 to $34.24 per share.
(28)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $32.83 to $33.67 per share.
(29)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $33.00 to $33.61 per share.
(30)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $33.29 to $33.78 per share.